Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: March 12, 2021

Stagwell Group organic revenue spikes 59.9% in Q4

March 09, 2021 by Aleda Stam

The company has made strides in its merger with MDC Partners with MDC's board approving the transaction in December.

WASHINGTON: Stagwell Group posted a 59.9% organic revenue surge to $111.9 million inQ4 2020 and 29.1% to $182.7 million for the full year.

Despite the challenging environment brought on by the pandemic, the substantial growth can be attributed to Stagwell's positioning at the forefront of technology and digital marketing, according to partner Jay Leveton.

The company has made strides in its merger with MDC Partners with MDC's board approving the transaction in December.

Net income for Q4 rose to $32.7 million, a 857.5% increase compared to $3.4 million in the year prior. For 2020, net income rose 244.7% to $71.5 million compared to $20.7 million in 2019.

The pandemic significantly impacted some of Stagwell's brands in the travel and entertainment verticals, according to the earnings statement, but strategic investments and prudent cost management procedures led to profitability.

“As the operating environment improves in 2021 and we accelerate to an even more digital world, we remain uniquely positioned as a disruptor that solves the challenges modern marketers face,” Leveton said in an earnings statement.

Stagwell’s agencies include Code and Theory, ForwardPMX, Grason, Harris Insights & Analytics, HarrisX, Ink, Locaria, MMI Agency, Multiview, National Research Group, Observatory, Reputation Defender, Scout, SKDKnickerbocker, Stagwell Tech, Targeted Victory and Wye Communications.

These are estimated results, and Stagwell plans to release audited financial results for the year and Q4 as an amendment to MDC's previously filed S-4. Stagwell did the same with Q3 earnings.